Filed by Cousins Properties Incorporated

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Parkway Properties, Inc.

Form S-4 File No.: 333-211849

Date: July 27, 2016

The following is a portion of the transcript of an investor conference call, dated as of July 27, 2016, by Cousins Properties Incorporated:

Larry Gellerstedt: Switching gears, the biggest Cousins news during the second quarter was our announced transaction with Parkway Properties where we will merge the operations of our two companies and simultaneously spin-off the operations of our combined Houston portfolios into a separate publicly-traded REIT. The transactions are on track, and we expect to close during the fourth quarter of 2016. The S-4 went effective on July 22nd, and the proxies were mailed on Monday to both Cousins and Parkway shareholders of record as of July 15th.

On August 23, Cousins and Parkway will separately hold special shareholders’ meetings whereby the shareholders of each company will vote on the merger. In addition to the approval of both Cousins and Parkway shareholders, the closing of the merger is subject to, among other things, the SEC approval of the spin-off of the combined companies’ Houston portfolio into a separate publicly-traded REIT, which will be called Parkway, Inc. and will be led by Jim Heistand. On July 1st, Parkway, Inc. filed its initial registration statement on Form 10 which is currently being reviewed by the SEC. We will continue to keep you up to date on the status of these transactions as we head toward an anticipated fourth quarter close.

In the meantime, in addition to running our businesses, both companies have formed a dedicated integration team and are working together to ensure both Cousins and the new Parkway will be open and ready for business the day of closing. The teams are highly focused on all facets of the business to ensure a smooth transition for our customers, our shareholders and our employees.

Post-merger and spin-off, Cousins will operate in six markets which will each be led by a seasoned, on-the-ground managing director tasked to drive the business at the local and regional level. Drilling down deeper, we have completed full staffing plans for each building in the portfolio and are thrilled to soon welcome so many outstanding new team members to the Cousins’ organization. These dedicated property management and engineering professionals serve on the front line with our customers every day and are critical to the company’s long-term success.

As we make progress with our integration and staffing plans, I’m further encouraged by, and quite frankly excited for, the go forward value proposition of Cousins. Let me walk you through my rationale.

First, we are expanding our trophy office portfolio in six of the leading growth markets of the Sun Belt. Importantly, 81% of our assets will be located the best urban submarkets which have historically outperformed the broader MSA office market in each city. Also interesting to note, not a single asset in the new Cousins portfolio will be surface parked, and the average age of our portfolio will improve by approximately 8 years. By way of these metrics, no other portfolio in the Sun Belt offers this type of scale and quality in the most desirable urban locations.

Second, our collection of high quality assets will give us an extraordinarily powerful critical mass in our core submarkets of Buckhead, Uptown Charlotte, the Austin CBD and Tempe, making us the number one public office owner, based on total square feet, in each of these submarkets. We believe this puts us in a unique position to increase our pricing power with customers and vendors, enhance our flexibility to meet changing customer space needs and allow us to attract and retain best-in-class local market teams. Over time we believe this will drive customer retention and occupancy.

Third, with our geographic footprint expanding to six markets, we will enhance our diversification both geographically and in our customer base. Our customer base will not only be stable with blue-chip names like Bank of America, Wells Fargo and Deloitte as our top customers, but it will also be well-diversified with no single industry concentration greater than 20% of our total annual contractual rent.

And finally, as you all know, an important tenet to our ongoing strategy at Cousins is maintaining a simple, low-levered balance sheet. I can assure you that post-transactions our conservative balance sheet policy will remain intact. It is this strategy that afforded us the flexibility to take advantage of our current opportunity with Parkway, and I believe it will benefit us in the long-term as we continue to opportunistically seek ways to unlock value for our shareholders.

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Gregg Adzema: Beyond running our core business, we are laser-focused on satisfying the conditions to close the merger and spin-off. For those of us at Cousins involved in the finance and related support areas, this means completing significant integration—of both people and systems—as well as closing numerous capital markets transactions – which are all proceeding well.

But we know the work associated with the Parkway transactions isn’t confined to just Cousins. For those of you that track our financial performance—or harder yet, forecast our financial performance—the merger and spin-off will require more of your time and resources. Although the transactions themselves are pretty straightforward, the next couple of quarters will be difficult to model with absolute precision. The exact timing of the closing, the cost to unwind various interest rate swaps, the yield maintenance on the debt that is being pre-paid. These variables, and many more, are out of our control. However, rest assured that when the dust settles we will continue down the path we have been on for the last few years. A simple and compelling strategy executed with a strong balance sheet.

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Gregg Adzema: Before turning the call over to the operator, I wanted to quickly review the dividend policy surrounding the Parkway transaction. Per the merger agreement, Parkway and Cousins will maintain their existing dividend policies through the closing as well as coordinate the timing of their respective dividend payments. Parkway has already declared its third quarter dividend of $0.1875 per share to be payable on September 6th to shareholders of record August 23rd. Cousins anticipates declaring its third quarter dividend of $0.08 per share in the near future to also be payable on September 6th to shareholders of record August 23rd. Assuming a fourth quarter close for the merger and spin-off, each company’s post-merger individual boards will decide the amount and timing of their respective fourth quarter dividends. No stub, partial, or pro-rated dividends are anticipated at this time.

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Jamie Feldman, Bank of America Merrill Lynch — Analyst: So, you know, post transaction or Post-spin, you’ll have market concentration of about 49%, according to our numbers, in Atlanta. I know you said market conditions are doing pretty well. Can you talk about how you think about single market concentration risk, and any steps you might be able to take? Are you comfortable with Atlanta as half of your business, and how you think about that pie chart going forward?

Larry Gellerstedt: As I said when we had our merger call, Atlanta is in a very unique supply/demand position, and so a heavy market concentration here is a positive thing to have. There is very limited new supply, and I think at this point in the cycle you won’t see those numbers change that much. Having said that, I also said on the call that, long-term, we don’t want a concentration for a long period of time greater than 40% in any single market, and that will still be our objective. Once the merger is closed, then we will start being able to give more thought to the strategic concentrations that the company has, and where we want to invest more, and where we may want to harvest some of what we have.

Jamie Feldman, Bank of America Merrill Lynch — Analyst: And you think about, maybe even more so, you think about Charlotte, Austin markets – talk about supply ticking up there. Would it give you pause to sell out of some of those markets, as it would weight you even higher in Atlanta? As you think about the strategic allocation?

Larry Gellerstedt: No – I would say one of the strong rationales behind this transaction from our standpoint is the market position that we’re left with in Atlanta, and Austin and Charlotte, and we’ve demonstrated in Austin most recently that having multiple buildings in the best submarket gives you some competitive advantages, both on the what you’re able to offer your customers, as well as operating efficiencies. We like the physical assets, and we like the concentrations, in Austin, and Atlanta and Charlotte. Having said that, no building is sacred, and if we get to where we have a trade we want to make in one of those markets, we won’t hesitate to do so. But we think that’s one of the real strengths of the merger is those market concentration.

Cautionary Note Regarding Forward-Looking Statements

This document may include “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act. All statements other than statements of historical fact are “forward-looking statements” for purposes of federal and state securities laws, as itemized in Item 1A included in the Annual Report on Form 10-K for the year ended December 31, 2015 and in the Quarterly Report on Form 10-Q for the three months ended March 31, 2016. These forward-looking statements, which are based on current expectations, estimates and projections about the industry and markets in which Cousins Properties Incorporated (“Cousins”) and Parkway Properties, Inc. (“Parkway”) operate and beliefs of and assumptions made by Cousins management and Parkway management, involve uncertainties that could significantly affect the financial or operating results of Cousins, Parkway, the combined company or any company spun-off by the combined company. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” variations of such words and similar expressions are intended to identify such forward-looking statements. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transactions involving Cousins and Parkway, including future financial and operating results, plans, objectives, expectations and intentions. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future — including statements relating to creating value for stockholders, benefits of the proposed transactions to tenants, employees, stockholders and other constituents of the combined company, integrating our companies, cost savings and the expected timetable for completing the proposed transactions — are forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained and, therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. For example, these forward-looking statements could be affected by factors including, without limitation, risks associated with the ability to consummate the proposed merger and the timing of the closing of the proposed merger; risks associated with the ability to consummate the proposed spin-off of a company holding the Houston assets of Cousins and Parkway (“Parkway, Inc.”) and the timing of the closing of the proposed spin-off; risks associated with the ability to list the common stock of Parkway, Inc. on the New York Stock Exchange following the proposed spin-off; risks associated with the ability to consummate certain asset sales contemplated by Parkway and the timing of the closing of such proposed asset sales; risks associated with the ability to consummate the proposed reorganization of certain assets and liabilities of Cousins and Parkway, including the contemplated structuring of Cousins and Parkway, Inc. as “UPREITs” following the consummation of the proposed transactions; the failure to obtain the necessary debt financing arrangements set forth in the commitment letter received in connection with the proposed transactions; the ability to secure favorable interest rates on any borrowings incurred in connection with the proposed transactions; the impact of such indebtedness incurred in connection with the proposed transactions; the ability to successfully integrate our operations and employees; the ability to realize anticipated benefits and synergies of the proposed transactions; the potential liability for a failure to meet regulatory requirements, including the maintenance of REIT status; material changes in the dividend rates on securities or the ability to pay dividends on common shares or other securities; potential changes to tax legislation; changes in demand for developed properties; adverse changes in financial condition of joint venture partner(s) or major tenants; risks associated with the acquisition, development, expansion, leasing and management of properties; risks associated with the geographic concentration of Cousins, Parkway or Parkway, Inc.; risks associated with the industry concentration of tenants; the potential impact of announcement of the proposed transactions or consummation of the proposed transactions on relationships, including with tenants, employees, customers and competitors; the unfavorable outcome of any legal proceedings that have been or may be instituted against Cousins, Parkway or any company spun-off by the combined company; significant costs related to uninsured losses, condemnation, or environmental issues; the ability to retain key personnel; the amount of the costs, fees, expenses and charges related to the proposed transactions and the actual terms of the financings that may be obtained in connection with the proposed transactions; changes in local, national and international financial market, insurance rates and interest rates; and those additional risks and factors discussed in reports filed with the Securities and Exchange Commission (“SEC”) by Cousins and Parkway. Cousins and Parkway do not intend, and undertake no obligation, to update any forward- looking statement.

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Additional Information about the Proposed Transactions and Where to Find It

In connection with the proposed transaction, Cousins filed an amended registration statement on Form S-4 (File No. 333-211849), declared effective by the SEC on July 22, 2016, which includes a joint proxy statement of Cousins and Parkway that also constitutes a prospectus of Cousins. Investors and security holders are urged to read the joint proxy statement/prospectus and other relevant documents filed with the SEC, when they become available, because they will contain important information about the proposed transaction. Investors and security holders may obtain free copies of these documents, when they become available, and other documents filed with the SEC at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Cousins by contacting Cousins Investor Relations at (404) 407-1898. Investors and security holders may obtain free copies of the documents filed with the SEC by Parkway by contacting Parkway Investor Relations at (407) 650-0593.

Cousins and Parkway and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about Cousins’ directors and executive officers is available in Cousins’ proxy statement for its 2016 Annual Meeting, which was filed with the SEC on March 22, 2016. Information about directors and executive officers of Parkway is available in the proxy statement for its 2016 Annual Meeting, which was filed with the SEC on March 28, 2016. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the definitive joint proxy statement/prospectus and other relevant materials filed with the SEC regarding the merger when they become available. Investors should read the definitive joint proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from Cousins or Parkway using the sources indicated above.

This communication and the information contained herein shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

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